Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE

LABOPHARM ANNOUNCES THAT ITS TRAZODONE
API SUPPLIER HAS RESOLVED OUTSTANDING
MANUFACTURING ISSUES WITH THE FDA

LAVAL, Québec (October 7, 2009) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that it has been informed by Angelini, the manufacturer of the active pharmaceutical ingredient (API) for the Company’s novel trazodone formulation, that it has received a letter from the U.S. Food and Drug Administration (FDA) stating that Angelini has appropriately addressed all deficiencies cited by the FDA following its inspection of the manufacturing facility in June and July of this year. The letter further states that Angelini’s manufacturing facility has been classified as acceptable.

Labopharm received a complete response letter from the FDA on July 17, 2009 indicating the Company's new drug application (NDA) for its novel trazodone formulation could not be approved in its present form due to the deficiencies at the API supplier’s manufacturing facility. The letter did not raise any efficacy or safety issues.

Labopharm’s novel formulation of trazodone is currently under regulatory review in the U.S. with an action date under the Prescription Drug Users Fee Act (PDUFA) of February 11, 2010.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is now available in 17 countries around the world, including the U.S., Canada, major European markets and Australia. The Company's second product, a novel formulation of trazodone for the treatment of major depressive disorder, is under regulatory review in the U.S. by the FDA. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm's vision is to become an integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process in various  countries for the approval of the Company's products and the successful commercialization of the products throughout the world if they are approved. Investors should consult the Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. Except as required by law, the Company undertakes no obligation and does not intend to update these forward-looking statements.

For more information, please contact:

At Labopharm	At The Equicom Group
Mark D’Souza	Jason Hogan
Senior Vice-President and Chief Financial	Media and Investor Relations
Officer	Tel: (416) 815-0700
Tel: (450) 686-0207	jhogan@equicomgroup.com

French:
Joe Racanelli
Tel: (514) 844-7997
jracanelli@equicomgroup.com